UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
AirXpanders, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number)
June 30, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: N/A

1	NAME OF REPORTING PERSON Regal Funds Management Pty Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,634,068
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,634,068
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,634,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.88%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: N/A
ITEM 1(a).	NAME OF ISSUER: AirXpanders, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1047 Elwell Court, Palo Alto, California 94303
ITEM 2(a).	NAME OF PERSON FILING: Regal Funds Management Pty Ltd
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: Level 47 - Gateway, 1 Macquarie Place, Sydney NSW 2000 AUSTRALIA
ITEM 2(c).	CITIZENSHIP: Australia
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
CHESS Depositary Interests, or CDIs, which are publicly traded on the Australian Securities Exchange, under the ticker "AXP"("CDI"). For purposes of calculating the percentages in this Schedule 13G, each Common Share represents beneficial ownership of 3 CDIs.

ITEM 2(e).	CUSIP NUMBER: N/A
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
Regal Funds Management Pty Ltd as trustee for the Atlantic Absolute Return Fund: 8,708,835 CDIs (representing 2,902,945 Common Shares); and

Regal Funds Management Pty Ltd as trustee for the Regal Australian Small Companies Fund: 8,193,370 CDIs (representing 2,731,123 Common Shares).

Regal Funds Management Pty Ltd (Regal), is the trustee and manager of the Atlantic Absolute Return Fund and the Regal Australian Small Companies Fund. Philip King is the Chief Investment Officer of Regal and may be deemed to have voting and dispositive power of the CHESS Depositary Interests of AirXpanders, Inc. held by the Atlantic Absolute Return Fund and the Regal Australian Small Companies Fund. Michael J. Bassett is a portfolio manager for Regal and may be deemed to have voting and dispositive power of the CHESS Depositary Interests of AirXpanders, Inc. held by the Regal Australian Small Companies Fund. Regal reports to the SEC in its capacity as an exempt reporting adviser, CRD Number 162211. The address for Regal is Level 47, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.

(b) Percent of class:
Regal Funds Management Pty Ltd: 5.88%. Based on 95,854,584 Common Shares, or Common Share equivalent CDIs, outstanding on March 15, 2017, as reported on the Issuer's Form 10 filed with the SEC on May 1, 2017, as amended on June 16, 2017, pursuant to Section 12(g) of the Securities Exchange Act of 1934.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
5,634,068
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
5,634,068
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:

CUSIP No.: N/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 26 2017	Regal Funds Management Pty Ltd By: /s/ Philip King Name: Philip King Title: Chief Investment Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).